NEWS RELEASE                       Exhibit 20                      [CIGNA LOGO]

                  Immediate


                  Albert D. Ciavardelli, Investor Relations - (215) 761-6128 Michael J. Monroe, Media Relations - (215) 761-6133


                       CIGNA REPORTS FIRST QUARTER RESULTS

          EARNINGS UP FOR EMPLOYEE HEALTH AND PENSION BENEFITS SEGMENTS

PHILADELPHIA, April 30, 1998 -- CIGNA Corporation (NYSE:CI) today reported first quarter 1998 operating income* of $255 million, or $3.51 per share, excluding an after-tax gain from the sale of certain businesses and before giving effect to CIGNA's three-for-one stock split**. On a post-split basis, operating income per share would be $1.17. This compares with operating income of $260 million, or $3.51 per share ($1.17 per share post-split) for the first quarter of 1997.

Operating income for the first quarter of 1998, including an after-tax gain of $202 million associated with the sale of CIGNA's individual life insurance and annuity businesses, was $457 million, or $6.30 per share ($2.10 per share post-split).

SEGMENT RESULTS:

Employee Life and Health Benefits
---------------------------------

This segment includes CIGNA's HMO and indemnity operations as well as Healthsource results since the acquisition date of June 25, 1997. The segment had operating income of $131 million in the first quarter of 1998, compared with $117 million for the same period last year.


______________________
* Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results. All earnings per share amounts are on a diluted basis.
** On April 22, 1998 CIGNA's shareholders approved a three-for-one stock split. The record date for the stock split is May 4, the distribution date for the split shares is May 15 and CIGNA expects its shares to begin trading on a split-adjusted basis on May 18.

HMO medical membership at March 31, 1998 was 6.3 million members, an increase of 400,000 members, or 7 percent, from December 31, 1997, and up 11 percent over first quarter 1997 on a pro forma basis.

Employee Retirement and Savings Benefits
----------------------------------------

This segment, which operates in the defined contribution and defined benefit markets, had operating income of $56 million in the first quarter of 1998. This compares with operating income of $54 million for the same period last year.

Assets under management at March 31, 1998 were $48.4 billion, an increase of 18 percent from $41.1 billion as of March 31, 1997.

Individual Financial Services
-----------------------------

CIGNA sold its individual life insurance and annuity businesses effective January 1, 1998 to Lincoln National Corporation and received $1.4 billion in cash and retained approximately $225 million of capital previously committed to the businesses that were sold. The sale resulted in an after-tax gain of $773 million. Because the sale was principally in the form of an indemnity reinsurance arrangement, $202 million was recognized at closing and $571 million was deferred and will be recognized in future periods, beginning with $17 million after-tax in the first quarter of 1998.

Following the sale, the segment includes the results of CIGNA's corporate-owned life insurance, and life, accident and health reinsurance businesses, as well as the recognition of the deferred gain from the sale of the individual life insurance and annuity businesses.

The segment's operating income, excluding the $202 million gain on the sale, was $41 million in the first quarter of 1998, compared with $47 million for the same period last year.

Property and Casualty
---------------------

Ongoing operations had operating income of $50 million and a GAAP combined ratio after policyholders' dividends ("combined ratio") of 101 for the first quarter of 1998. This compares with operating income of $56 million and a combined ratio of 100 for the same period last year.

Within the Ongoing operations, International had operating income of $31 million and a combined ratio of 95 for the first quarter of 1998. This compares with operating income of $33 million and a combined ratio of 94 for the first quarter of 1997. Domestic had operating income of $19 million and a combined ratio of 109 for the first quarter of 1998. This compares with operating income of $23 million and a combined ratio of 108 for the first quarter of 1997.

Other
-----

Other Operations includes unallocated investment income, interest expense (including debt service associated with the Healthsource acquisition) and taxes, and the results of CIGNA's settlement annuity business, investment and real estate subsidiaries and certain new business initiatives. Other Operations had an operating loss of $23 million in the first quarter of 1998, compared with an operating loss of $15 million for the same period last year.

NET INCOME
----------

Consolidated net income for the first quarter of 1998 was $495 million, or $6.82 per share ($2.27 per share post-split), including an after-tax gain of $202 million from the sale of certain businesses. Consolidated net income for the same period last year was $288 million, or $3.89 per share ($1.30 per share post-split).

REVENUES
--------

Consolidated revenues for the first quarter of 1998 were $5.4 billion, compared with $4.6 billion for the same period last year.

ASSETS/SHAREHOLDERS' EQUITY
---------------------------

Assets at March 31, 1998 were $111 billion, compared with $108 billion at December 31, 1997. Shareholders' equity was $8.3 billion, or $115.73 per share ($38.58 per share post-split), at March 31, 1998, compared with $7.9 billion, or $109.66 per share ($36.55 per share post-split), at December 31, 1997.

SHARE REPURCHASE
----------------

CIGNA's share repurchase authority was increased by $750 million at the April Board of Directors meeting, which brings total available share repurchase authority to approximately $1 billion at April 30, 1998. During 1998, CIGNA has repurchased 797,000 shares of its common stock for $154 million (588,000 shares repurchased in the first quarter for $111 million).






Quarterly   earnings  are  available  on  CIGNA's  home  page  on  the  Internet
(http://www.cigna.com).

CIGNA  CORPORATION
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS
(Dollars in millions, except per share amounts)

                                                                                                                 [CIGNA LOGO]
==================================================================================================================================
                                                                                                             Three Months Ended
                                                                                                                 March 31,
                                                                                                          1998              1997
----------------------------------------------------------------------------------------------------------------------------------
REVENUES
    Premiums and fees                                                                               $     3,901      $      3,388
    Net investment income                                                                                   937             1,053
    Other revenues                                                                                          198               160
    Gain on sale of businesses (1)                                                                          316                 -
    Realized investment gains                                                                                59                44
----------------------------------------------------------------------------------------------------------------------------------
         Total                                                                                      $     5,411      $      4,645
------------------------------------------------------------------------------------------------------============================

OPERATING INCOME (LOSS) BY SEGMENT (1)(2)
    Employee Life and Health Benefits:
       Indemnity operations                                                                         $        69      $         58
       HMO operations                                                                                        62                59
                                                                                                      ----------       -----------
          Total Employee Life and Health Benefits                                                           131               117
    Employee Retirement and Savings Benefits                                                                 56                54
    Individual Financial Services                                                                           243                47
    Property and Casualty:
       International                                                                                         31                33
       Domestic                                                                                              19                23
                                                                                                      ----------       -----------
        Ongoing operations                                                                                   50                56
       Run-off operations                                                                                     -                 1
                                                                                                      ----------       -----------
          Total Property and Casualty                                                                        50                57
     Other Operations                                                                                       (23)              (15)
----------------------------------------------------------------------------------------------------------------------------------
        Total                                                                                       $       457      $        260
------------------------------------------------------------------------------------------------------============================

NET INCOME (LOSS) BY SEGMENT (1)
    Employee Life and Health Benefits:
      Indemnity operations                                                                          $        87      $         62
      HMO operations                                                                                         62                59
                                                                                                      ----------       -----------
          Total Employee Life and Health Benefits                                                           149               121
    Employee Retirement and Savings Benefits                                                                 59                62
    Individual Financial Services                                                                           248                55
    Property and Casualty:
       International                                                                                         36                41
       Domestic                                                                                              19                22
                                                                                                      ----------       -----------
        Ongoing operations                                                                                   55                63
       Run-off operations                                                                                     7                 2
                                                                                                      ----------       -----------
          Total Property and Casualty                                                                        62                65
    Other Operations                                                                                        (23)              (15)
----------------------------------------------------------------------------------------------------------------------------------
        Total                                                                                       $       495      $        288
------------------------------------------------------------------------------------------------------============================

DILUTED EARNINGS PER SHARE PRE-SPLIT (3):
    Operating income                                                                                $      6.30      $       3.51
    After-tax realized investment gains                                                                    0.52              0.38
----------------------------------------------------------------------------------------------------------------------------------

    Net income                                                                                      $      6.82      $       3.89
------------------------------------------------------------------------------------------------------============================
    Weighted average shares (in thousands)                                                               72,585            74,105
------------------------------------------------------------------------------------------------------============================

DILUTED EARNINGS PER SHARE POST-SPLIT (3):
    Operating income                                                                                $      2.10      $       1.17
    After-tax realized investment gains                                                                    0.17              0.13
----------------------------------------------------------------------------------------------------------------------------------

    Net income                                                                                      $      2.27      $       1.30
------------------------------------------------------------------------------------------------------============================
    Weighted average shares (in thousands)                                                              217,755           222,315
------------------------------------------------------------------------------------------------------============================

SHAREHOLDERS' EQUITY at March 31                                                                    $     8,325      $      7,117
------------------------------------------------------------------------------------------------------============================

SHAREHOLDERS' EQUITY PER SHARE at March 31 (Pre-Split) (3):                                         $    115.73      $      96.18
------------------------------------------------------------------------------------------------------============================

SHAREHOLDERS' EQUITY PER SHARE at March 31 (Post-Split) (3):                                        $     38.58      $      32.06
------------------------------------------------------------------------------------------------------============================

(1) Reflects the pre-tax gain of $316 million ($202 million after-tax) recognized as of January 1, 1998 in connection with the sale of the individual life insurance and annuity businesses.

(2) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

(3) On April 22, 1998, CIGNA's shareholders approved a three-for-one common stock split.